UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Trimpakt Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    September 21, 2016

Physical address of issuer
1968 S. Coast Highway, #420 in Laguna Beach, California 92651

Website of issuer
CannTrade.com

Address of counsel to the issuer for copies of notices
JanineWeiss
Email: janine@canntrade.com

Current number of employees
4

	Most recent fiscal year-end (December 31, 2020)
Total Assets	$45,439.53
Cash & Cash Equivalents	$45,439.53
Accounts Receivable	$0.00
Short-term Debt	$0.00
Long-term Debt	$0.00
Revenues/Sales	$21,259.09
Operating Expense	$112,316.59
Taxes Paid	$3,989.00
Net Income	-$91,057.00

April 30, 2021

FORM C-AR

Trimpakt Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form CAR) is being furnished by Trimpakt, Inc., DBA CannTrade, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://canntrade.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§

227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial

performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: CannTrade.com

1) The Company must continue to comply with the ongoing reporting requirements until:
2) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
3) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
4) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
5) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
6) the Company liquidates or dissolves its business in accordance with state law.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Trimpakt Inc. (the "Company") is a Delaware Corporation, formed on September 21, 2016. The Company is currently also conducting business under the tradename of CannTrade.

The Company is located at 1968 S. Coast Highway, #420 in Laguna Beach, California 92651.

The Company's website is CannTrade.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

CannTrade aims to position itself as an eCommerce platform that can service businesses of any category within the hemp, cannabis, and surrounding support (ancillary) industries. Our target market includes cultivators, manufacturers, distributors, brands, retail operations, and suppliers of ancillary products such as lighting, nutrient and soil companies, and hardware and equipment manufacturers. We utilize a hybrid revenue model (percentage-based commission on sales and subscription-based pricing).

RISK FACTORS

Risks Related to the Company's Business and Industry

As an early-stage company, we have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will continue to operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our business. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our eCommerce platform is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include companies worldwide. Many of our competitors have significantly greater financial and human resources than we have and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve further market acceptance and our ability to generate additional revenue.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data that may include intellectual property, proprietary business information, and that of our customers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, disrupt our operations, and damage our reputation.

The Company s success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Brian Holub (Co-Founder and CIO, September 2016 to Present), Andrew Harmon (Co-Founder and CTO, September 2016 to Present), Adam Holub (Co-Founder, President, September 2016 to Present), and Jonathan Mark Restelli (Co-Founder, CEO, September 2016 to Present). The Company has or intends to enter into employment agreements with Brian Holub, Andrew Harmon, Adam Holub, and Jonathan Mark Restelli, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Brian Holub, Andrew Harmon, Adam Holub, and Jonathan Mark Restelli or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Brian Holub, Andrew Harmon, Adam Holub, and Jonathan Mark Restelli in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Brian Holub, Andrew Harmon, Adam Holub, and/or Jonathan Mark Restelli die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. Also, third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are

generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Actions by governments to restrict access to our products and services could substantially harm our business and financial results.
The government authorities may seek to censor content on cannabis-related products or restrict access to our platform. In the event that content shown on our platform is subject to censorship, access to our platform is restricted, in whole or in part, or other restrictions are imposed on our platform, or our competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that we cannot access or where we face other restrictions, our ability to retain or increase our user base and user engagement may be adversely affected, we may not be able to maintain or grow our revenue as anticipated, and our financial results could be adversely affected.

We have limited operational history in an emerging industry, making it difficult to accurately predict and forecast business operations.
As we have limited operations in our business, it is extremely difficult to make accurate predictions and forecasts on our finances. This is compounded by the fact that we operate in the cannabis, CBD, and/or hemp industries, which are rapidly transforming. There is no guarantee that our products or services will remain attractive to potential or current users as these industries undergo rapid change, or that potential customers will utilize our services.

The cannabis and hemp industries are subject to regulatory risks.
CBD products companies are subject to risks associated with the federal government's and state and local governments 'evolving regulation of hemp, hemp oil, CBDs, and CBD-infused products. We can provide no assurance that one or more federal agencies, such as the US Food and Drug Administration (the "FDA"), or state and local governments will not attempt to impose rules, regulations, moratoriums, prohibitions, or other restrictions or impediments upon CBD products companies. Such regulatory action could have a material adverse effect on our customers and consequently, on the business, operating results and financial condition of our Company.

CBD products may be shown to have negative health and/or safety impacts upon consumers.
The health and safety impacts of CBDs have not yet been established via traditional scientific and/or clinical studies. If scientific and/or clinical studies ultimately demonstrate negative health and/or safety impacts upon consumers, our Company's business, financial conditions, and results of operations could be materially adversely affected.

The FDA considers the sale of most CBD-infused products to be illegal.
The FDA currently prohibits the sale of CBD in any unapproved health products, dietary supplements or food. In deference to the FDA's position, various states and municipalities have

similarly declared that the sale of certain CBD-infused products is illegal. There can be no guarantee that this regulatory hostility to CBDs will be resolved favorably to the CBD products industry. Aggressive law enforcement against the CBD industry by federal, state or local authorities and agencies could have a material adverse effect upon our Company.

Cannabis remains illegal under Federal law.

Despite the development of a legal cannabis industry under the laws of certain states, these state laws legalizing medical and adult cannabis use are in conflict with the Federal Controlled Substances Act, which classifies cannabis as a "Schedule-I" controlled substance and makes cannabis use and possession illegal on a national level. While legislation has been introduced to Congress in the form of the "Marijuana 1-to-3 Act," this legislation has not been passed as of December 1, 2019. Further, the United States Supreme Court has ruled that the Federal government has the right to regulate and criminalize cannabis, even for medical purposes, and thus Federal law criminalizing the use of cannabis preempts state laws that legalize its use. However, the Obama Administration determined that it is not an efficient use of resources to direct Federal law enforcement agencies to prosecute those lawfully abiding by state laws allowing the use and distribution of medical and recreational cannabis. There is no guarantee that the Trump Administration will not change the Federal government's stated policy regarding the low-priority enforcement of Federal laws in states where cannabis has been legalized. Any such change in the Federal government's enforcement of Federal laws could cause significant financial damage to us and our shareholders.

Advertising of CBD products is subject to regulatory risks.

We may derive revenues from selling advertisements of cannabis and hemp products. However, advertising and promoting of such products is subject to risks associated with the federal government's and state and local governments 'evolving regulation of hemp, hemp oil, CBDs, and CBD-infused products. The FDA appears to believe that CBDs are drugs, and that the sale of most CBD-infused products without FDA approval is illegal. In deference to the FDA's position, various states and municipalities have similarly declared that the sale of certain CBD-infused products is illegal. There can be no guarantee that this regulatory hostility to CBDs will be resolved favorably to the CBD products industry. Aggressive law enforcement against the CBD industry by federal, state or local authorities and agencies could have a material adverse effect upon our Company. There is no assurance that one or more federal agencies, such as the US Food and Drug Administration (the "FDA"), or state and local governments will not attempt to impose rules, regulations, moratoriums, prohibitions, or other restrictions or impediments upon sales of CBD-infused products. Such regulatory restrictions on sales of cannabis-related products may have adversely impact the use of our platform, our financial conditions and results of operations.

Investors risk criminal liability and the cannabis business s assets are subject to forfeiture.

Because marijuana is federally illegal, investing in cannabis businesses could be found to violate the Controlled Substances Act. Investors and company directors or management could be indicted under federal law, and all of the assets contributed to the Company, including real property, cash, equipment, and other goods, could be subject to asset forfeiture.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.

Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible

that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

While we have a banking partner now, we may have difficulty accessing the service of additional banks, which may make it difficult for us to borrow for real estate needs.
Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Recent guidance issued by FinCen, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. Furthermore, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Nevertheless, banks remain hesitant to offer banking services to cannabis-related businesses. Consequently, those businesses involved in the regulated cannabis industry continue to encounter difficulty establishing banking relationships. Our inability to maintain our current bank accounts would make it difficult for us to operate our business, fund our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

The SEC is monitoring the cannabis industry and may halt or prevent the Offering or sale of our securities due to the bad acts of others.
On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse affect on our ability to raise capital and our business.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.
Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or

applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Applicable state laws may prevent us from maximizing our potential income.
Depending on the laws of each particular state, we may not be able to fully realize our potential to generate profit. Furthermore, cities and counties are being given broad discretion to ban certain cannabis activities. Even if these activities are legal under state law, specific cities and counties may ban them.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers 'confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, intellectual property rights claims may be filed against it. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these

considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company, the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. New flaws or limitations in our products may be detected in the future. If our customers discover defects or other performance problems with our products, our customers 'businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers 'existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we

address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result increased investment in security technology and the development of new operational processes.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Upon conversion of the Crowd Notes, Purchasers who are not Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Purchasers will be unable to declare the Security in default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 86.72% of the Company on a fully diluted basis. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER

LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

CannTrade aims to position itself as an eCommerce platform that can service businesses of any category within the hemp, cannabis, and cannabis support industries. Our target market includes cultivators, manufacturers, distributors, brands, retail operations, and suppliers of ancillary products such as lighting, nutrient and soil companies, and hardware and equipment manufacturers. We utilize a hybrid revenue model (percentage-based commission on sales and subscription-based pricing).

Business Plan

CannTrade utilizes several methods of generating revenue:

- **eCommerce Model:** CannTrade charges a variable percentage-based service fee on all transactions (finished cannabis goods excluded) that ranges from 0 to 2.9%, with an average of 2.4%.

- **Subscription SaaS model:** Businesses that list and sell products on the marketplace pay a monthly or annual subscription fee to participate on the platform. Current tiers include:

Subscriptions Levels	Buyer	Supplier	CannTrader
Subtext	**(Purchasing Only)**	**(Supplier)**	**(Premium Seller)**
Price	Free	Free	$99/month (or $900 annually)
Features			
Product Listings	NA	Unlimited	Unlimited - Premium
Sales Fees (Service Fee)	NA	0 - 2.9%	--
Trade Floor Posts	NA	Unlimited	Unlimited
Requests	Unlimited	Unlimited	Unlimited
Network DB Access	Unlimited	Unlimited	Unlimited
Wholesale Store	NA	Yes	Yes
Order Tracking	Unlimited	Unlimited	Unlimited
Account Tracking	Unlimited	Unlimited	Unlimited

Users	Unlimited	Unlimited	Unlimited

Additionally, CannTrade may generate revenue from merchant processing commissions, advertisement, and promotional packages.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
eCommerce Sales Platform	CannTrade is an online wholesale marketplace for the industries of Hemp and CBD, Cannabis, and the related ancillary businesses.	Our market includes businesses of any category within the hemp, cannabis, and cannabis support industries. Our target market includes cultivators, manufacturers, distributors, brands, retail operations, and suppliers of ancillary products such as lighting, nutrient and soil companies, and hardware and equipment manufacturers.

Businesses that use the CannTrade to drive traffic and sales must self-distribute or use a third party distributor/logistics company to fulfill orders placed on the platform. Businesses have the option to "link" to a distributor partner to have orders placed on the CannTrade platform automatically forwarded to their fulfillment partner(s). CannTrade also has integrations with major shipping companies such as FedEx, UPS, and USPS to handle shipments of products so long as those products are legally allowed to be shipped.

In 2021 and beyond, CannTrade plans on adding more functionality to its platform. Features the company plans on adding include:

• *Integrated Wire Payments and Escrow Services:* The company plans to set up a sub-entity to handle wire payments and escrow services for high-value transactions.

• *HempShow Live:* The Digital Trade Show and marketing arm of CannTrade currently produces a monthly trade-show focused on Hemp businesses, products, and innovations. It is live-streamed, and includes pod casts, video, and other mediums to drive connection and commerce within the CannTrade network.

• *Integrations with Compatible Systems:* Offer the ability to integrate with other technology platforms, such as compliance technologies, media technology, accounting software, and analytics platforms through an open application programming interface (API).

CannTrade would like develop a mobile app in order to expand into direct-to-consumer (B2C) opportunities. While still in the concept stage, the app would facilitate B2C sales of hemp and CBD products, and, if the appropriate regulatory changes materialize, THC products.

Competition

The Company's primary competitors are Apex Trading, Helix TCS, Kush Marketplace, and Leaflink.

CannTrade competes most directly with other eCommerce platforms that can service businesses within the hemp, cannabis, and cannabis support industries.

Customer Base

Through March 23, 2021, CannTrade has over 4,600 users registered on its platform, representing 2,895 businesses, including farms, manufacturers, brands, and retailers.

Intellectual Property

The Company claims a range of intellectual property rights, including a trademark, the copyright of our proprietary code, trade dress of the design of our website and mobile apps, domain name, trade secrets related to operating our business and other proprietary information.

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
5589894	Software	CannTrade	March 16, 2018	October 23, 2018	United States

Governmental/Regulatory Approval and Compliance

Changes in laws, regulations and related interpretations in the United States, including changes in regulations of cannabis use and cultivation, digital services, accounting standards, taxation requirements and increased enforcement actions and penalties may alter the environment in which we do business. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risks.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1968 S. Coast Highway, #420 in Laguna Beach, California 92651

The Company conducts business in the United States.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors & Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Brian Holub

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CIO, Director, and Secretary: September 2016 – Present. As CIO, he is responsible for developing technical architecture of our product offerings and back-end software.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, WODTogether (2010 – Present), as CEO at WODTogether, a SaaS company focused on financial and business management for CrossFit affiliate facilities, Brian is responsible for overseeing business performance and strategic vision.

Name

Andrew Harmon

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO, Treasurer, and Director: September 2016 – Present. As CTO, Andrew is responsible for developing the technical architecture of our product offerings and front-end product features. He holds an undergraduate degree in computer science from Stonehill College.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

See above.

Name

Adam Holub

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, and Director: September 2016 – Present. As President, Adam is responsible for project management and business development. He holds an undergraduate degree in English and literature from the University of Massachusetts at Amherst, and a postgraduate degree in education from Pace University.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

See Above.

Name

Jonathan Mark Restelli

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO and Director: CEO, September 2016 - Present. As CEO, Mark is responsible for leading the company, defining strategy, and executing business plans. He holds an undergraduate degree in agricultural business with a minor in viticulture from California Polytechnic State University.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President, Plant 2 Products (2014 – Present). In addition to his role at CannTrade, Mark also serves as the president of Plant 2 Products, a non-profit dedicated to helping patients across the state of California.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	10,000
Amount outstanding	9,225
Voting Rights	Full voting rights
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.00%

The Company does not currently have any debt outstanding.

The Company has not conducted any other exempt offerings within the past three years.

Ownership

A majority of the Company is owned by a few people. Those people are Jonathan Mark Restelli, Adam Holub, Andrew Harmon, and Brian Holub.

As of December 31, 2020, below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities (on a fully-diluted basis), calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned as of December 31, 2020
Jonathan Mark Restelli	21.68%
Adam Holub	21.68%
Brian Holub	21.68%
Andrew Harmon	21.68%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We have largely been financed thus far by the founders and have received a grant of $217,000 from the Dash Network for an integration with the Dash digital currency platform, Alt Thirty Six.

Moving forward, the company believes it will begin burning cash on a monthly basis as it re-introduces certain expense line items, such as salaries and wages, and begins to focus on building out and expanding its platform. Our significant challenges are related to fledgling industries in which we operate, and the difficulty in developing a viable business ecosystem of buyers and sellers in a relatively short period of time.

The Company first attained profitability (for the month) in February, 2021. The Company intends to maintain and increase profitability over the next 12 months by: bringing on new customers and increasing transactional volume on the platform; bringing in revenue from digital events, building relationships with partners, and expanding our marketing efforts. Please review the section entitled "Risk Factors" above.

Liquidity and Capital Resources

In February 2020 the Company started an offering pursuant to Regulation CF, which provided $120,000 of capital. This funding was received by the company in April 2020.

The company had $21,259.09 in sales revenue in 2020, all earned from July-Decmber 2020 (until July 2020, CannTrade was a pre-revenue company). The Company does not currently have any additional sources of outside capital other than the proceeds from the Regulation CF Offering and revenue.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached in the Exhibits (addendum).

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

To the best of our knowledge, the Company has not conducted any transactions with its related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jonathan Restelli



Jonathan Restelli

(Name)

Co-Founder, CEO, Director

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Brian Holub

Brian Holub

(Name)

Co-Founder, CIO, Director

(Title)

March 11, 2020

(Date)

/s/Andrew Harmon

Andrew Harmon

(Name)

Co-Founder, CTO, Director

(Title)

March 11, 2020

(Date)

/s/Adam Holub



Adam Holub

(Name)

Co-Founder, President, Director

(Title)

March 11, 2020

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Brian Holub, being a co-founder, secretary, and CIO of Trimpakt Inc., a Corporation (the "Company"), hereby certifies as of this that:

(i) the accompanying unaudited financial statements of the Company reviewed by independent public accountants, which comprise the balance sheets as of December 31, 2020 the related statements of income (deficit), stockholder's equity and cash flows for the years ended December 31, 2020 and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

/s/Brian Holub



Brian Holub

(Name)

Co-Founder, Secretary, CIO

(Title)

March 11, 2020

(Date)

EXHIBITS

Exhibit A	Profit and Loss
Exhibit B	Balance Sheets
Exhibit C	Statement of Cash Flows

EXHIBITA

Profit & Loss

Trimpakt Inc.

Profit and Loss

January - December 2020

	TOTAL
Income	
Other Primary Income	9,239.07
Sales	3,500.00
Sales of Product Income	8,520.02
Total Income	**$21,259.09**
GROSS PROFIT	**$21,259.09**
Expenses	
Advertising & Marketing	6,413.67
Bank Charges & Fees	108.14
Contractors	14,921.07
Contract Programming	15,564.25
Total Contractors	**30,485.32**
Legal & Professional Services	8,492.23
Meals & Entertainment	150.53
Office Supplies & Software	40,573.77
PayPal Fees	152.68
Reimbursable Expenses	-722.46
Salaries & Wages	25,842.78
Taxes & Licenses	625.20
Travel	189.73
Utilities	5.00
Total Expenses	**$112,316.59**
NET OPERATING INCOME	**$ -91,057.50**
NET INCOME	**$ -91,057.50**

EXHIBIT B

Balance Sheets


Trimpakt Inc.

Balance Sheet
As of December 31, 2020


	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
TRIMPAKT INC (7373)	38,711.34
Total Bank Accounts	**$38,711.34**
Accounts Receivable	
Accounts Receivable (A/R)	3,500.00
Total Accounts Receivable	**$3,500.00**
Other Current Assets	
Uncategorized Asset	3,228.19
Total Other Current Assets	**$3,228.19**
Total Current Assets	**$45,439.53**
TOTAL ASSETS	**$45,439.53**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Common Stock	119,762.93
Opening Balance Equity	4,687.14
Owner's Investment	80,481.10
Retained Earnings	-68,434.14
Net Income	-91,057.50
Total Equity	**$45,439.53**
TOTAL LIABILITIES AND EQUITY	**$45,439.53**

EXHIBIT C

Trimpakt Inc.

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-91,057.50
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-3,500.00
Uncategorized Asset	-3,228.19
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-6,728.19**
Net cash provided by operating activities	**$ -97,785.69**
FINANCING ACTIVITIES	
Common Stock	119,762.93
Net cash provided by financing activities	**$119,762.93**
NET CASH INCREASE FOR PERIOD	**$21,977.24**
Cash at beginning of period	16,734.10
CASH AT END OF PERIOD	**$38,711.34**